

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Guang Yang
Vice President of Finance
Waterdrop Inc.
Block C, Wangjing Science and Technology Park
No. 2 Lize Zhonger Road
Chaoyang District, Beijing 100102
People's Republic of China

> **Re: Waterdrop Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-40376**

Dear Guang Yang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Yuting Wu, Esq.